EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Net Income	$51,117	$60,528	$127,091	$238,213	$142,202	$131,956	$126,271
Fixed charges	33,020	25,245	50,393	44,536	42,424	41,312	37,682
Adjusted Earnings	$84,137	$85,773	$177,484	$282,749	$184,626	$173,268	$163,953

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$33,020	$25,245	$50,393	$44,536	$42,424	$41,312	$37,682
Preferred Distributions	3,828	5,846	9,674	14,780	7,572	7,125	7,125

Combined Fixed Charges and Preferred Distributions	$36,848	$31,091	$60,067	$59,316	$49,996	$48,437	$44,807

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.28x	2.76x	2.95x	4.77x	3.69x	3.58x	3.66x